

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 13, 2016

J. Thomas Wilson
Chief Executive Officer
Magellan Petroleum Corporation
1775 Sherman Street, Suite 1950
Denver, CO 80203

> **Re:** **Magellan Petroleum Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 20, 2016**
> **File No. 1-05507**

Dear Mr. Wilson:

We have limited our review your filing to those issued we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note that this transaction may be a sale of substantially all of your assets to a significant shareholder who appears to be an affiliate. Please provide us your legal analysis explaining whether the transaction is the first step in a series of transactions that will result in the application of Rule 13e-3.

2. Please explain why the proxy statement/prospectus does not include the information required by Item 402(t) of Regulation S-K or the advisory vote required by Rule 14a-21(c) of the Securities Exchange Act of 1934. Refer to Item 5 of Schedule 14A.

3. With your revised Schedule 14A, please include a copy of the preliminary proxy card. Refer to Exchange Act Rule 14a-6(a).

4. The exchange agreement you entered into with Stone Holdings II LP appears to involve the disposition of a substantial part of your assets. Please tell us how you considered

Item 14(a)(4) of Schedule 14A and revise to provide the information required by Item 14 of Schedule 14A.

Questions and Answers About Voting Procedures and the Meeting, page 1

5.   Please include a question and answer explaining why you are proposing to sell your Poplar CO2-EOR project, which comprises substantially all of your assets, at this time and the effect of such sale. Your disclosure should discuss that following the Exchange you will have no substantial operations or revenue generating entities, and whether you believe the company will be a shell company as defined in Rule 12b-2 of the Exchange Act following the Exchange.

The Exchange, page 25

Background of the Exchange, page 25

6.   Please expand your discussion to disclose how the consideration for the Exchange was initially determined by you and Petrie and eventually agreed upon with One Stone. Tell us how you quantified each portion of the consideration, including the value of the Preferred Stock. Explain why you selected an effective date of September 30, 2015 for the Exchange. In that regard, we note that the Special Committee focused on a sale of Poplar because payment of the liquidation preference was lower than a change in control payment and the liquidation price was subject to reduction on May 17, 2015.

7.   During January 2016, you state that One Stone indicated an unwillingness to negotiate the transaction further unless it could meet with Mi3 on an "unsupervised" basis. Following this meeting, you disclose on page 28 that One Stone indicated it reached an agreement with Mi3 and was prepared to re-engage in negotiations with you. Please describe the agreement between One Stone and Mi3, and explain how it affected your negotiations with One Stone.

In addition, please discuss the $100,000 payment to Mi3, contingent upon the completion of a transaction resulting in the sale of Poplar to a third party, that is disclosed in your Form 10-Q for the quarterly period ended December 31, 2015.

8.   During February 17, 2016 through March 31, 2016, please specifically disclose any discussions relating to the pledge and note agreements, including the specific consideration given to the value of such debt in connection with the Exchange.

Opinion of Magellan's Financial Advisor, page 32

Comparable Property Transaction Analysis, page 36

9.   Please provide additional disclosure about the underlying data used to calculate the multiples implied by the precedent property transactions.

Annex D

10.   The opinion states that it is being rendered on the condition that is subject to the engagement letter, including the standard terms and conditions attached thereto. Please provide us with copies of the engagement letter for your financial advisor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources